(As filed October 18, 1999)
                                                        File No. 70-[    ]
                                                                     ----

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1
                           APPLICATION OR DECLARATION

                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               CP&L Holdings, Inc.
                             411 Fayetteville Street
                       Raleigh, North Carolina 27601-1748

                     (Name of company filing this statement
                   and address of principal executive offices)
              ----------------------------------------------------

                                      None.

                 (Name of top registered holding company parent
                         of each applicant or declarant)
              -----------------------------------------------------

                             Robert B. McGehee, Esq.
                  Executive Vice President and General Counsel
                         Carolina Power & Light Company
                             411 Fayetteville Street
                       Raleigh, North Carolina 27601-1748

                     (Name and address of agent for service)
              ----------------------------------------------------

        The Commission is requested to mail copies of all orders, notices and other communications to:

    Frank A. Schiller, Esq.                     William T. Baker, Jr.
    Associate General Counsel                   Thelen Reid & Priest LLP
    Carolina Power & Light Company              40 W. 57th Street, 25th Floor
    411 Fayetteville Street                     New York, New York 10019-4097
    Raleigh, North Carolina  27601-1748

                                TABLE OF CONTENTS




     ITEM 1      DESCRIPTION OF PROPOSED TRANSACTION....................1

            1.1  INTRODUCTION...........................................1
            1.2  OTHER REGULATORY FILINGS...............................2
            1.3  DESCRIPTION OF CP&L AND ITS SUBSIDIARIES...............3
            1.4  THE EXCHANGE AGREEMENT.................................7
            1.5  REASONS FOR THE PROPOSED REORGANIZATION...............11

     ITEM 2.     FEES, COMMISSIONS AND EXPENSES........................13


     ITEM 3.     APPLICABLE STATUTORY PROVISIONS.......................13

            3.1  APPROVAL OF THE REORGANIZATION UNDER SECTION 10.......15
                Section 10(b)..........................................15
                  Detrimental "Interlocking Relations"or
                  "Concentration of Control."..........................15
                  Fairness of Consideration and Fees...................17
                  Complication of Capital Structure....................18
                Section 10(c)..........................................19
                  Section 10(c)(1).....................................19
                  Section 10(c)(2).....................................21
                Section 10(f)..........................................22

     ITEM 4.     REGULATORY APPROVAL...................................23

     ITEM 5.     PROCEDURE.............................................23

     ITEM 6.     EXHIBITS AND FINANCIAL STATEMENTS.....................24

     ITEM 7.     INFORMATION AS TO ENVIRONMENTAL EFFECTS...............26

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.

         1.1.   Introduction.
                -------------

         CP&L Holdings, Inc., a North Carolina corporation ("Holdings"), requests authorization from the Securities and Exchange Commission ("Commission") under Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act" or "Act"), to acquire all of the issued and outstanding shares of common stock of Carolina Power & Light Company ("CP&L" or the "Company"), a North Carolina corporation and an "electric utility company" within the meaning of Section 2(a)(3) of the Act. As a result of the transaction, Holdings will acquire directly all of the outstanding shares of CP&L's common stock ("CP&L Common Stock"), and, indirectly, all of the outstanding common stock of North Carolina Natural Gas Corporation ("NCNG"), which is a wholly-owned subsidiary of CP&L and a "gas utility company" within the meaning of Section 2(a)(4) of the Act.

         CP&L and Holdings have entered into an Agreement and Plan of Share Exchange, dated as of August 22, 1999 (the "Exchange Agreement"), which is filed herewith as Exhibit B-1. CP&L's shareholders will be asked to approve the Exchange Agreement at a special meeting of shareholders called for such purpose to be held on October 20, 1999. The Exchange Agreement must be approved by the affirmative vote of both a majority of all votes entitled to be cast by holders of CP&L's $5 Preferred Stock, Serial Preferred Stock, and CP&L's Common Stock, voting together as a single class, and a majority of all of the votes entitled to be cast by the holders of CP&L's Common Stock, voting as a separate class.

         It is expected that the transactions contemplated in the Exchange Agreement will be implemented as soon as practicable after all regulatory approvals are obtained. The share exchange (the exchange of the outstanding CP&L Common Stock on a share-for-share basis for shares of common stock of Holdings ("Holdings Common Stock") pursuant to the Exchange Agreement) will become effective immediately following the close of business on the date of the filing with the North Carolina Secretary of State of Articles of Exchange pursuant to
Section 55-11-05(a) of the North Carolina Business Corporation Act or at such later time and date as may be stated in such Articles of Exchange ("Effective Time").

         1.2.   Other Regulatory Filings
                ------------------------

         The North Carolina Utilities Commission ("NCUC") and South Carolina Public Service Commission ("SCPSC") must both approve the share exchange which will result in Holdings becoming a statutory "holding company" over CP&L. Applications have been filed with such commissions requesting the necessary approvals. See Exhibits D-1 and D-3, respectively.

         The Federal Energy Regulatory Commission ("FERC") has held that the transfer of common stock of a public utility company, such as CP&L, from its existing stockholders to a holding company in a transaction such as the share exchange constitutes a transfer of the "ownership and control" of the facilities of such utility, and is thus a "disposition of facilities" subject to FERC review and approval under Section 203 of the Federal Power Act. CP&L has filed an application with FERC requesting the required approvals. See Exhibit D-5.

         A provision in the Atomic Energy Act requires Nuclear Regulatory Commission ("NRC") consent for the transfer of control of NRC licenses. CP&L has applied for NRC approval under the Atomic Energy Act for the transfer of control, resulting from the share exchange, of all of its operating licenses, specifically, the licenses for H.B. Robinson Unit No. 2, Brunswick Unit Nos. 1 and 2, and Shearon Harris Unit No.1, and the Materials License No. SNM-2502 for the Robinson Independent Spent Fuel Storage Installation. See Exhibit D-7.

         CP&L holds certain licenses issued by the Federal Communications Commission ("FCC"). CP&L expects to file applications for the FCC's approval of a pro forma change of control of the licenses. See Exhibit D-9.

         1.3.   Description of CP&L and its Subsidiaries.
                -----------------------------------------

         CP&L is a regulated public utility incorporated under the laws of the State of North Carolina. It is primarily engaged in the business of generating, purchasing, transmitting and distributing electricity in portions of North Carolina and South Carolina. The Company provides electric service to more than
1.2 million customers in a 30,000 square-mile area, including a substantial portion of the coastal plain of North Carolina extending to the Atlantic Ocean between the Pamlico River and the South Carolina border, the lower Piedmont section of North Carolina, an area of northeastern South Carolina and an area in western North Carolina in and around the City of Asheville. The estimated total population of the area served is approximately 3.9 million.

         At December 31, 1998, CP&L had a total system installed generating capability (including the North Carolina Eastern Municipal Power Agency's share) of 9,963 MW, 5,628 pole miles of transmission lines, including 292 miles of 500 kV lines and 2,848 miles of 230 kV lines, and approximately 44,033 pole mile of overhead lines and approximately 12,759 miles of underground lines. CP&L is subject to regulation by the NCUC and the SCPSC with respect to retail electric rates, securities issuances, affiliate transactions, and other matters, and by FERC with respect to wholesale electric and electric transmission rates.

         CP&L is also a "holding company" by reason of its ownership of all of the issued and outstanding common stock of NCNG, a gas utility company which CP&L acquired on July 15, 1999.(1) NCNG, a Delaware corporation, is engaged in the transportation and distribution of natural gas through approximately 1,069 miles of transmission pipeline and approximately 2,772 miles of distribution mains. NCNG sells and delivers gas to approximately 178,000 customers in 86 cities and towns and four municipal gas distribution systems in eastern and south central North Carolina. The estimated total population of the territory served by NCNG is 2.6 million. There is substantial overlap between CP&L's electric service area and NCNG's gas service area. It is estimated that approximately 29% of NCNG's retail and wholesale gas customers are also electric customers of CP&L. NCNG is also subject to regulation by the NCUC with respect to rates, securities issuances, affiliate transactions, and other matters.

----------------------
 1   See Re:  Carolina Power & Light Company, et al., 194 P.U.R. 4th 258 (July
13, 1999).

         CP&L currently claims an exemption from the registration requirements of the Act pursuant to Section 3(a)(2) and Rule 2 promulgated thereunder because it is predominantly a public utility company whose operations as such are confined to North Carolina and states contiguous thereto. See File No. 69-477.

         CP&L owns 100% of the outstanding voting securities of the following non-utility subsidiaries:

         Cape Fear Energy Corporation, a gas marketer which is engaged in the business of purchasing natural gas for NCNG's system supply and for resale to large industrial users and the municipalities served by NCNG, as well as the business of providing energy management services.

         Capitan Corporation, which was organized to hold title to certain land and water rights.

         CaroFinancial, Incorporated, which holds various passive investments.

         CaroFund, Incorporated, which participates through CaroHome, LLC and other ventures in which CaroHome, LLC has invested, in affordable housing projects for low-income individuals in North Carolina.

         NCNG Energy Corporation, which holds certain energy-related investments and sells natural gas to resellers.

         Interpath Communications, Inc., which provides internet-based services and markets fiber optics capacity to telecommunications carriers.

         Monroe Power Company, an "exempt wholesale generator" within the meaning of Section 32 of the Act, which owns and operates a 160 MW simple-cycle combustion turbine unit in Monroe, Georgia.(2)

         Strategic Resource Solutions Corp., which directly and through various subsidiaries designs, develops, installs and provides facilities and energy management software systems and other services for educational, commercial, industrial and governmental markets nationwide.

         CP&L also holds interests in several partly-owned subsidiaries which are engaged in, among other businesses, making investments in affordable housing projects, renovating historic buildings in North Carolina, and providing venture capital to entrepreneurial ventures formed to develop and commercialize new technology to benefit electric utilities.

         For the year ended December 31, 1998, CP&L's consolidated operating revenues (pro forma to include the results of operations for NCNG in 1998) were $3.4 billion, of which $3.1 billion (92%) were derived from electric utility operations, $152 million (4.5%) from regulated natural gas operations, and $122 million (3.5%) from diversified non-utility activities. At December 31, 1998, CP&L reported pro forma consolidated assets of $8.63 billion, including net electric utility plant of $5.8 billion and net gas utility plant of $209 million. As of August 20, 1999, CP&L had issued and outstanding 159,589,744 shares of Common Stock, without par value. CP&L's Common Stock is listed for trading on the New York and Pacific Stock Exchanges.

----------------------
 2   See Monroe Power Company, 87 F.E.R.C. ss.61,238 (May 28, 1999).

         On August 22, 1999, CP&L, Holdings and Florida Progress Corporation ("Florida Progress"), an exempt electric utility holding company pursuant to
Section 3(a)(1) of the Act and Rule 2 thereunder,(3) entered into an Agreement and Plan of Exchange pursuant to which Holdings has agreed to acquire all of the issued and outstanding common stock of Florida Progress for a combination of cash and shares of Holdings Common Stock. The transaction is subject to shareholder approvals and approvals by various state and federal regulatory commissions, including this Commission, and satisfaction of other conditions precedent. Holdings intends to file a separate application pursuant to Sections 9(a) and 10 of the Act requesting approval for the merger with Florida Progress. Upon consummation of the merger transaction, Holdings intends to register as a holding company pursuant to Section 5 of the Act.(4)

         1.4.   The Exchange Agreement.
                -----------------------

         To carry out the proposed reorganization, CP&L has organized Holdings under the laws of the State of North Carolina. Holdings is currently a direct, wholly-owned subsidiary of CP&L with nominal capitalization. Holdings owns no utility assets and is not currently a "public utility company" or a "holding company" for purposes of the 1935 Act.
-------------------

  3 See Statement by Florida Progress Corporation on Form U-3A-2 filed pursuant to Rule 2. File No. 69-267.

  4 For more information concerning the proposed merger with Florida Progress, including a copy of the Agreement and Plan of Exchange, see CP&L's Current Report on Form 8-K, dated August 30, 1999, in File No. 1-3382.

         The Exchange Agreement has been unanimously adopted by the Board of Directors of CP&L and is subject to approval by CP&L's shareholders at a special meeting called for such purpose to be held October 20, 1999. In the share exchange:

         (1) each share of CP&L Common Stock outstanding immediately prior to the Effective Time of the share exchange shall be automatically exchanged for one new share of Holdings Common Stock;

         (2) Holdings shall acquire and become the owner of all of the issued and outstanding shares of CP&L Common Stock;

         (3) the shares of Holdings Common Stock outstanding immediately prior to the Effective Time shall be canceled;

         (4) the former holders of CP&L Common Stock shall be entitled only to receive shares of Holdings Common Stock in exchange therefor; and

         (5) the directors of CP&L shall become the directors of Holdings.



         As a result, upon completion of the share exchange, Holdings will become a statutory "holding company," CP&L will be a direct wholly-owned subsidiary of Holdings, and all of Holdings Common Stock outstanding immediately after the share exchange will be owned by the former holders of CP&L Common Stock outstanding immediately prior to the share exchange. Following the share exchange, the stock of NCNG and of some of CP&L's existing non-utility subsidiaries may be transferred to Holdings and become direct subsidiaries of Holdings.

         Except for the possible exercise of dissenters' rights, CP&L's outstanding preferred stocks will not be exchanged or otherwise affected in the share exchange and will continue to be preferred stock of CP&L. CP&L's preferred stocks will continue to rank senior to CP&L Common Stock as to dividends and as to the distribution of CP&L's assets upon a liquidation. The current indebtedness of CP&L will continue to be direct obligations of CP&L and will be neither assumed nor guaranteed by Holdings in connection with the share exchange. CP&L's first mortgage bonds will continue to be secured by first mortgage liens on all of the properties of CP&L that are currently subject to such liens.

         The Board of Directors' decision to exchange CP&L Common Stock for Holdings Common Stock was primarily based on the Board's desire to confer the expected benefits of the share exchange on those investors who are best placed to enjoy such benefits, namely the holders of CP&L Common Stock. The Board's decision not to exchange CP&L's preferred stocks in the share exchange was primarily based on the Board's desire not to alter, or potentially alter, the nature of the investment decision represented by CP&L's preferred stocks (namely, a direct investment in a regulated utility) and the priority position of the CP&L's preferred stockholders with respect to dividends and assets on liquidation.

         The consolidated assets and liabilities of CP&L and its subsidiaries before the Effective Time will be the same as the consolidated assets and liabilities of Holdings and its subsidiaries after the Effective Time. All the business and operations conducted before the Effective Time by CP&L and its subsidiaries will continue to be conducted after the Effective Time by CP&L and such subsidiaries, as direct or indirect subsidiaries of Holdings.

         The share exchange will have no impact on the regulation of CP&L's and NCNG's utility operations. CP&L and NCNG will both continue to be subject to regulation by the NCUC as to rates, securities issuances and other matters, and CP&L will also continue to be subject to such regulation by the SCPSC. FERC will continue to regulate the terms and conditions of CP&L's transmission of electricity, along with transmission interconnections and ancillary services, as well as the terms and conditions of its sales of electric energy for resale. The NRC will continue to review and regulate CP&L's operation of the two Brunswick nuclear units and the H.B. Robinson nuclear unit. The FCC will continue to regulate CP&L's use of radio and microwave frequencies for utility operations.

         CP&L will remain a reporting company under the Securities Exchange Act of 1934, as amended ("1934 Act"). Prior to the share exchange, Holdings will apply to have its common stock listed on the New York Stock Exchange. It is anticipated that Holdings Common Stock will be listed and traded on such stock exchange upon consummation of the share exchange, whereupon Holdings will be required to file reports with the Commission pursuant to Section 13(a) of the 1934 Act. The CP&L Common Stock will cease to be listed on the New York Stock Exchange following the share exchange.

         The share exchange is subject to the satisfaction of the following conditions (in addition to approval of the Exchange Agreement by CP&L's shareholders): (i) all necessary orders, authorizations, approvals, or waivers from state and federal regulatory bodies, boards, or agencies having jurisdiction have been obtained, remain in full force and effect, and do not include, in the sole judgment of the Board of Directors of CP&L, unacceptable conditions; and (ii) shares of Holdings Common Stock to be issued in connection with the exchange have been listed, subject to official notice of issuance, by the New York Stock Exchange.

         Holdings has filed with the Commission a Registration Statement on Form S-4 ("Registration Statement") under the Securities Act of 1933, as amended. See Exhibit C-1 hereto. The Prospectus/Proxy Statement contained in the Registration Statement was filed for the purpose of (i) registering the shares of Holdings Common Stock to be issued in exchange for the CP&L Common Stock pursuant to the share exchange and (ii) complying with the requirements of the 1934 Act in connection with the solicitation of proxies of CP&L's common and preferred shareholders.

         1.5.   Reasons for the Proposed Reorganization.
                ----------------------------------------

         Transformation to a holding company structure will enable CP&L to respond more effectively to the changes facing the energy industry today and to take better advantage of the opportunities that will be available in the coming years. Among other benefits, the formation of a holding company will permit a clearer separation of regulated and unregulated businesses, and will provide greater flexibility in establishing and financing new business initiatives.

         The electric power industry has gone through rapid change in recent years. Although it is impossible to predict the precise nature of the regulatory environment in coming years, it is likely that such changes will affect CP&L's existing businesses, and may also create opportunities for new initiatives. In keeping with CP&L's long-term strategy to become a regional provider of energy products and services and its previously announced goals for increasing revenues and earnings, Holdings will likely explore new business opportunities and acquisitions in the future. Some of these opportunities will be within the regulated portions of Holdings' business; others will be unregulated.

         The holding company structure is quite common, particularly where regulated and non-regulated businesses are both part of one corporate family. Several electric utilities have undergone a similar conversion in recent years. This structure will provide CP&L the optimal regulatory and financial flexibility to compete effectively, no matter what the competitive landscape looks like.

         As indicated, some of CP&L's current subsidiaries may become direct subsidiaries of Holdings following the share exchange, and in the future new entities or acquisitions may also be direct subsidiaries of Holdings.(5) This will allow a more complete functional and financial separation in Holdings' regulated and unregulated businesses. Importantly, investments in non-utility businesses will not have to be financed by CP&L, which should help to minimize concerns about cross-subsidization of the costs of new enterprises by CP&L and its customers.

         The holding company structure will also allow management to make decisions based on the specific needs and characteristics of these non-traditional businesses, such as financing requirements and capital structures, outside of the regulatory regime. At the same time, CP&L will continue, in a substantially unchanged form, as a separate subsidiary of Holdings and will remain subject to the jurisdiction of the NCUC, the SCPSC, the FERC, the NRC and other governmental authorities.

-------------------

  5 Following the share exchange, Holdings intends to form a subsidiary service company to provide shared services to Holdings' subsidiaries.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         The estimated fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the reorganization, by the applicant or any associate company of the applicant, will be filed by amendment.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         Sections 9(a)(2) and 10 of the 1935 Act are applicable to the share exchange. Section 9(a)(2) of the 1935 Act requires Commission approval before any person may acquire, directly or indirectly, 5% or more of the voting securities of any public-utility company if such person is already an "affiliate," as defined in Section 2(a)(11)(A) of the Act, of any other public-utility company or would, by reason of such acquisition, become an "affiliate" of more than one "public-utility company." As a result of the share exchange, Holdings will become an "affiliate" of both CP&L and NCNG.

         In addition, upon consummation of the share exchange, Holdings will be a "holding company" within the meaning of Section 2(a)(7)(A) of the 1935 Act and would be required to register unless it can qualify for an exemption. Holdings intends to claim an exemption under Section 3(a)(1) of the Act pursuant to Rule 2 by filing a statement on Form U-3A-2 immediately after the share exchange.(6)

         The Commission has approved the formation of a holding company over existing public-utility companies on numerous occasions. See, e.g.; NSTAR, Holding Co. Act Release No. 27067 (Aug. 24, 1999); Niagara Mohawk Holdings, Inc., Holding Co. Act Release No. 26986 (March 4, 1999); Atlanta Gas Light Co., Holding Co. Act Release No. 26482 (March 5, 1996); SIGCORP, Holding Co. Act Release No. 26431 (Dec. 14, 1995); Providence Energy Corporation, Holding Co. Act Release No. 26420 (Nov. 30, 1995); PP&L Resources, Inc., Holding Co. Act Release No. 26248 (March 10, 1995); WPS Resources Corporation, Holding Co. Act Release No. 26101 (Aug. 10, 1994); Unicom Corporation, Holding Co. Act Release No. 26090 (July 22, 1994); Illinova Corporation, Holding Co. Act Release No. 26054 (May 18, 1994); KU Energy Corporation, Holding Co. Act Release No. 25409 (Nov. 13, 1991); and CIPSCO Incorporated, Holding Company Act Release No. 25152 (Sept. 18, 1990).

-------------------

  6 Section 3(a)(1) of the Act provides an exemption for a holding company if:

         "such holding company, and every subsidiary thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized."

         Holdings will not derive a "material" part of its income from NCNG which, although it operates exclusively in North Carolina, is incorporated in Delaware. Further, CP&L believes the public-utility operations of CP&L outside of North Carolina are not so large as to affect the essentially intrastate (i.e., North Carolina) character of its business.

         For the reasons explained below, the Commission should grant approval of the reorganization pursuant to Section 9(a)(2) of the 1935 Act based upon the transaction's compliance with the applicable standards of Section 10.


         3.1.   Approval of the Reorganization under Section 10.
                ------------------------------------------------

         The standards for approval of the share exchange are contained in Sections 10(b), 10(c) and 10(f) of the Act. The reorganization should be found to meet these standards.

         Section 10(b). Section 10(b) requires the Commission to approve an
         -------------
acquisition if the requirements of Section 10(f) (see discussion below) are satisfied unless the Commission finds that:

         (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

         (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

         (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.



Holdings respectfully submits that no adverse finding should be made under any of these paragraphs.

Detrimental "Interlocking Relations " or "Concentration of Control " The share exchange merely involves an internal corporate reorganization which will result in the imposition of Holdings, a holding company within the meaning of the 1935 Act, over CP&L and NCNG. No other "public utility company" will be involved in the reorganization. The consolidated assets and liabilities of CP&L and its subsidiaries before the Effective Time will be the same as the consolidated assets and liabilities of Holdings and its subsidiaries after the Effective Time. All the business and operations conducted before the Effective Time by CP&L and its subsidiaries will continue to be conducted after the Effective Time by CP&L and such subsidiaries as direct or indirect subsidiaries of Holdings. The reorganization will not involve the acquisition of any utility assets not already owned directly or indirectly by CP&L. Consequently, the reorganization should not be deemed to "tend towards interlocking relations ... of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers" within the meaning of Section 10(b)(l).

         For the same reasons, the reorganization will not tend toward any "concentration of control of public utility companies" that might be detrimental to the public interest or the interests of consumers or investors. Importantly, the reorganization will not involve the acquisition of any utility assets not already owned directly or indirectly by CP&L and 44 will therefore have no effect on the concentration of control of public utility companies." Wisconsin Energy Corp., Holding Co. Act Release No. 24267, 37 SEC Docket 296,300 (Dec.
18, 1986). In addition, the competitive impact of the reorganization will be fully considered by the FERC. A detailed explanation of the reasons why the reorganization will not adversely affect competition is set forth in the FERC application filed as D-5 hereto. The Commission may "watchfully defer" to FERC in such matters. See City of Holyoke v. SEC, 972 F.2d 3 5 8, 3 63 -64 (D.C. Cir. 1992), quoting Wisconsin's Environmental Decade v. SEC, 882 F.2d 523, 527 (D.C. Cir. 1989).

                  Fairness of Consideration and Fees. Section 1O(b)(2) of the l935 Act requires the Commission to determine whether the consideration to be given in connection with a proposed acquisition of securities is reasonable and bears a fair relation to the investment in and earning capacity of the utility assets underlying the securities being acquired. As discussed above, the share exchange involves the exchange of each share of CP&L Common Stock for a share of Holdings Common Stock; no cash or other form of consideration will be given in exchange for CP&L Common Stock. Because the proportion of each common shareholder's ownership will be unchanged, the consideration is fair and reasonable. See Wisconsin Energy Corp., supra, 37 SEC Docket at 300.

         As stated in Item 2 above, an estimate of the fees and expenses to be paid in connection with the reorganization will be filed by amendment hereto. It is expected that such fees and expenses will be reasonable and customary for a transaction of this kind and will not be material when measured against CP&L's consolidated book value or the earning capacity of its assets.

                  Complication of Capital Structure. Section 10(b)(3) of the 1935 Act requires the Commission to determine if a proposed transaction will unduly complicate the capital structure of the holding company, or will be detrimental to the public, investors or consumers. No such effect will result from the reorganization.

         The reorganization will not involve the creation of any ownership interests other than those necessary to maintain the basic corporate relationships of the holding company system to be established. Pursuant to the reorganization, Holdings will acquire all of the CP&L Common Stock. No minority common stock interest in CP&L will remain and the rights of the existing debt and preferred equity securities holders of CP&L will be unaffected. The consolidated assets and liabilities of CP&L and its subsidiaries before the Effective Time will be the same as the consolidated assets and liabilities of Holdings and its subsidiaries after the Effective Time.

         All the business and operations conducted before the Effective Time by CP&L and its subsidiaries will continue to be conducted after the Effective Time by CP&L and such subsidiaries, as direct or indirect subsidiaries of Holdings. Moreover, control of the system will remain in the hands of CP&L common shareholders, who will become the holders of all of Holdings' issued and outstanding shares of common stock. Consequently, as the Commission has found in similar circumstances, the reorganization will not result in any complexity of capital structure contrary to Section 10(b)(3). See, e.g., CIPSCO Incorporated, supra; Wisconsin Energy Corp., supra.

         Finally, the reorganization will have only a limited effect on the rights of the holders of CP&L Common Stock. The material differences between the voting and other rights of holders of Holdings Common Stock and CP&L Common Stock are described at pages 21-24 of the Prospectus/Proxy Statement (included in Exhibit C-1).

         Section 10(c). Section 10(c) of the Act states that, notwithstanding
         -------------
the provisions of Section 10(b), the Commission shall not approve:

                  (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11; or

                  (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated utility system.

In this case, the requirements of Section I 0(c) are satisfied.

                  Section 10(c)(1). Under Section 10(c)(1), the Commission may not approve an acquisition that "is unlawful under the provisions of section 8
(7) or is detrimental to the carrying out of the provisions of section 11."
Section 11(b)(1) of the Act, with an exception, provides that a registered holding company must limit its operations to a single integrated public-utility system, either electric or gas. In this case, CP&L's electric utility properties constitute an integrated electric system, as defined in Section 2(a)(29)(A) of the Act and NCNG's gas utility properties constitutes an integrated gas system within the meaning of Section 2(a)(29)(B) of the Act.

         Section 11(b)(1) permits a registered holding company to own one or more additional integrated public-utility systems only if the requirements of
Section 11(b)(1)(A) - (C) (the "ABC clauses") are satisfied. By its terms, however, Section 11(b)(1) applies only to registered holding companies and therefore does not preclude the acquisition and ownership of a combination gas and electric system by a holding

-------------------

         7 Section 8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility serving substantially the same territory unless expressly approved by a State commission where State law prohibits or requires approval of any such acquisition.

company, such as Holdings, which will be exempt and whose ownership of both gas and electric operations in North Carolina is permitted and subject to "affirmative state regulation." See WPL Holdings, Inc., 49 S.E.C. 761 at 770(1988), a@d in part and rev'd in part sub nom., Wisconsin's Environmental Decade v. SEC, 882 F.2d 523 (D.C. Cir. 1989), reaffirmed, 50 S.E.C. 728 (1991);
Dominion Resources, Inc., Holding Company Act Release No. 24618 (April 5, 1988).

         The Commission has also previously held that a holding company may acquire utility assets that will not, when combined with its existing utility assets, make up an integrated system or comply fully with the "ABC" clauses, provided that there is defacto integration of contiguous utility properties and the holding company is exempt from registration under Section 3(a) of the Act following the acquisition.(8) In this case, Holdings intends to claim an exemption from the registration requirements under the Act pursuant to Section 3(a)(1). Further, there is and will continue to be following the reorganization defacto integration of CP&L's electric and NCNG's gas utility properties.(9) As stated, there is substantial overlap of the service areas of CP&L and NCNG in North Carolina. Further, since acquiring NCNG on July 15, 1999, CP&L has

------------------

        8 See e.g., TUC Holding Co., et al., Holding Company Act Release No. 26749 (August 1, 1997); Sempra Energy, Holding Company Act Release No. 26890 (June 26, 1998); and PP&L Resources, Inc., et al., Holding Company Act Release No. 26905 (August 12, 1998).

        9 CP&L also believes that the retention of NCNG by Holdings as an additional integrated public-utility system following Holdings registration under the Act will satisfy the standards under the "ABC" clauses. This issue will be addressed in Holdings' application for approval to acquire Florida Progress.

been in engaged in the process of coordinating the operations and corporate functions of these two companies in such areas as coordinated gas purchases.

                  Section 10(c)(2). In the context of the formation of a new holding company over an existing public utility, the Commission has held that the structural change must result in significant benefits to the holding company system. CIPSCO Inc., Holding Co. Act Release No. 25152 (Sept. 18, 1990).

        As discussed above in Item 1, the holding company structure resulting from the share exchange will yield significant benefits in the form of economies and efficiencies. Among other benefits, the holding company structure will permit CP&L to adjust capital ratios to appropriate levels through dividends to, or equity investments from, Holdings. See, e.g., WPL Holdings, Inc., Holding Co. Act Release No. 25377 (1991). This ability to adjust the components of CP&L's capital structure would also increase general financial flexibility, allowing CP&L to take advantage of more attractive financing opportunities that might not otherwise be available. See CIPSCO Inc., supra.

         The reorganization should also help to broaden CP&L's financial base and its investment appeal by reducing the system's dependence on its utility operations. This diversity should also increase financing alternatives and efficiencies, since financing may be tailored to the specific needs and circumstances of the individual utility and non-utility businesses. As the Commission has noted in similar circumstances, "[l]ower-cost financing can enhance efficient utility operations and benefit ratepayers and senior security holders." KU Energy Corp., supra. 50 SEC Docket at 296.

         The Commission has noted in analogous cases that such financial and organizational advantages satisfy Section 10(c)(2). See WPL Holdings, Inc., supra. Moreover, a Commission finding of "efficiencies and economies" may be based "on the potential for economies presented by the acquisition even where these are not precisely quantifiable." American Electric Power Co., 46 SEC 1299, 1322 (1978). Accord, Centerior Energy Corp., 35 SEC Docket 769, 775 (April 29,
1986) ("specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable"). In this case, Holdings believes that the reorganization will provide significant financial and organizational advantages and the resulting substantial potential economies and efficiencies should be found to meet the standard of Section 10(c)(2).

         The Commission has held that the economical and efficient development of an existing integrated system satisfies the requirements of Section 10(c)(2) of the 1935 Act. See WPL Holdings, Inc., supra. The electric utility system of CP&L and the gas utility system of NCGC constitute an integrated electric utility system and an integrated gas utility system within the meaning of
Section 2(a)(29) (A) and (B) of the 1935 Act, respectively, and will remain so after the reorganization. CP&L's service territory will not change as a result of the proposed corporate reorganization. Consequently, the standards of Section 10(c)(2) are satisfied.

         Section 10(f). Section 10(f) provides that:
         --------------

         The Commission shall not approve any acquisition ... under this section unless it appears to the satisfaction of the Conunission that such state laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

         As indicated in Item 1, the reorganization must be approved by the NCUC and the SCPSC. In addition, the reorganization will be consummated in compliance with all other applicable North Carolina laws.

ITEM 4.        REGULATORY APPROVAL

         In addition to approval by this Commission, the proposed corporate restructuring requires the approval of the NCUC, the SCPSC, the FERC, the NRC, and the FCC. CP&L has filed or will file applications with each of these commissions. No other state or federal commission has jurisdiction over the reorganization.

ITEM 5.        PROCEDURE

         The reorganization is anticipated to be implemented as soon as practicable. To facilitate this schedule, Holdings respectfully requests the Commission to issue and publish promptly the requisite notice under Rule 23 with respect to the filing of this application to provide for the filing of comments in a time frame that permits the Commission to enter an order granting and permitting this application to become effective by January 31, 2000. A form of notice suitable for publication in the Federal Register is included herewith as Exhibit H.

         Holdings waives a recommended decision by a hearing officer or any other responsible officer of the Commission and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Holdings consents to the Division of Investment Management assisting in the preparation of the Commission's decision or order in this matter, unless such Division opposes this application.

ITEM 6.                EXHIBITS AND FINANCIAL STATEMENTS

EXHIBITS:
---------

 A-1         Amended and Restated Articles of   Included as "Exhibit B" to
             Incorporation of CP&L Holdings,    Exhibit C-1 hereto
             Inc.

 A-2         Amended and Restated By-Laws of    Included as "Exhibit C" to
             CP&L Holdings, Inc.                Exhibit C-1 hereto

 B-1         Agreement and Plan of Share        Included as "Exhibit A" to
             Exchange, dated as of August 22,   Exhibit C-1 hereto
             1999

 C-1         Registration Statement on Form     Incorporated by reference
             S-4 filed August 31, 1999 by       to File No. 333-86243
             CP&L Holdings, Inc. (including
             Proxy Statement)

 D-1         NCUC Application of CP&L and       To be filed by amendment
             NCNG to Transfer Ownership

 D-2         NCUC Order                         To be filed by amendment

 D-3         SCPSC Application of CP&L to       To be filed by amendment
             Transfer Ownership

 D-4         SCPSC Order                        To be filed by amendment

 D-5         FERC Application Under Section     To be filed by amendment
             203 of the Federal Power Act

 D-6         FERC Order of Approval             To be filed by amendment

 D-7         NRC Application under Atomic       To be filed by amendment
             Energy Act

 D-8         NRC Order                          To be filed by amendment

 D-9         FCC Application for Transfer       To be filed by amendment
             of Licenses

 D-10        FCC Order                          To be filed by amendment

  E          Map of Service Territories of      To be filed by amendment
             CP&L and NCNG                      (Paper format filing)

 F-1         Preliminary Opinion of Counsel     To be filed by amendment

 F-2         Past-Tense Opinion of Counsel      To be filed pursuant to
                                                Rule 24

  H          Form of Federal Register Notice    Filed herewith




FINANCIAL STATEMENTS:
---------------------

FS-1    CP&L Consolidated Statements of         Incorporated by reference to
        Income for year ended                   Annual Report of CP&L on Form
        December 31, 1998                       10-K for the year ended December
                                                31, 1998 in File No. 1-3382.

FS-2    CP&L Consolidated Balance Sheets        Incorporated by reference to
        as of December 31, 1998                 Annual Report of CP&L on Form
                                                10-K for the year ended December
                                                31, 1998 in File No. 1-3382.

FS-3    CP&L Consolidating and Pro Forma        Incorporated by reference to
        Combined Balance Sheets                 Statement on Form U-3A-2 of CP&L
        as of December 31, 1998                 for the year ended December 31,
                                                1998 in File No. 69-477

FS-4    CP&L Consolidating and Pro Forma        Incorporated by reference to
        Combined Income Statements              Statement on Form U-3A-2 of CP&L
                                                for the year ended December 31,
                                                1998 in File No. 69-477.

FS-5    CP&L Consolidated Statements            Incorporated by reference to
        of Income for the period ended          Quarterly Report of CP&L on Form
        June 30, 1999                           10-Q for the period ended June
                                                30, 1999 in File No. 1-3382.

FS-6    CP&L Consolidated Balance Sheets        Incorporated by reference to
        as of June 30, 1999                     Quarterly Report of CP&L on Form
                                                10-Q for the period ended June
                                                30, 1999 in File No. 1-3382.


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

         Holdings does not believe that the proposed transaction will involve a "major federal action" or will "significantly affect the quality of the human environment," as those terms are used in Section 102(2)(c) of the National Environmental Policy Act. The proposed transaction will not result in changes in the operations of CP&L that would have any impact on the environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the reorganization.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                CP&L Holdings, Inc.

                                /s/  William Cavanaugh III
                                --------------------------------
                                Name:  William Cavanaugh III
                                Title:   President and Chief Executive Officer


Date: October 18, 1999

                                  EXHIBIT INDEX


      Exhibit     Description
      -------     -----------


         H        Proposed form of Federal Register notice. (Filed herewith).